Exhibit 21.1

List of Subsidiary of the Registrant

Subsidiary	Place of Incorporation
NusaTrip International Pte Ltd.	Singapore
NusaTrip Singapore Pte Ltd.	Singapore
NusaTrip Malaysia Sdn Bhd.	Malaysia
PT Tunas Sukses Mandiri	Indonesia
Mekong Leisure Travel JSC	Vietnam
Vietnam International Travel and Service JSC	Vietnam